SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 2)
Under the Securities Exchange Act of 1934*
Mazor Robotics Ltd.

(Name of Issuer)
American Depository Shares
Represented by American Depository Receipts
(Each Representing Two Ordinary Shares,
Par Value NIS 0.01 Per Share)

(Title of Class of Securities)
57886P103

(CUSIP Number)
Larry N. Feinberg
c/o Oracle Investment Management, Inc.
200 Greenwich Avenue
Greenwich, CT 06830
(203) 862-7900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Rita Molesworth, Esq.
Jeffrey Hochman, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
 (212) 728-8000

October 3, 2014

(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D/A
CUSIP No. 57886P103	Page 2 of 8 pages

1	NAMES OF REPORTING PERSONS Larry N. Feinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER 1,894,189*
9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER 1,894,189*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,894,189*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.05%**
14	TYPE OF REPORTING PERSON (See Instructions) IN
* Represents 3,788,378 ordinary shares.
** Calculated based on 41,844,177 ordinary shares outstanding as of April 2, 2014, as reported by Mazor Robotics Ltd. in its Form 20-F filed on April 9, 2014.

SCHEDULE 13D/A
CUSIP No. 57886P103	Page 3 of 8 pages

1	NAMES OF REPORTING PERSONS Oracle Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER 1,894,189*
9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER 1,894,189*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,894,189*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.05%**
14	TYPE OF REPORTING PERSON (See Instructions) OO
* Represents 3,788,378 ordinary shares.
** Calculated based on 41,844,177 ordinary shares outstanding as of April 2, 2014, as reported by Mazor Robotics Ltd. in its Form 20-F filed on April 9, 2014.

SCHEDULE 13D/A
CUSIP No. 57886P103	Page 4 of 8 pages

1	NAMES OF REPORTING PERSONS Oracle Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER 1,633,246*
9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER 1,633,246*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,633,246*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.81%**
14	TYPE OF REPORTING PERSON (See Instructions) PN
* Represents 3,266,492 ordinary shares.
** Calculated based on 41,844,177 ordinary shares outstanding as of April 2, 2014, as reported by Mazor Robotics Ltd. in its Form 20-F filed on April 9, 2014.

SCHEDULE 13D/A
CUSIP No. 57886P103	Page 5 of 8 pages

1	NAMES OF REPORTING PERSONS Oracle Institutional Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER 260,943*
9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER 260,943*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 260,943*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.25%**
14	TYPE OF REPORTING PERSON (See Instructions) PN
* Represents 521,866 ordinary shares.
** Calculated based on 41,844,177 ordinary shares outstanding as of April 2, 2014, as reported by Mazor Robotics Ltd. in its Form 20-F filed on April 9, 2014.

Pursuant to Rule 13d-2 under the Act, this Amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed on June 6, 2013 (the “Original Schedule 13D”), as amended on May 5, 2014 (“Amendment No. 1” and, together with the Original Schedule 13D and this Amendment, the “Schedule 13D”), and is being filed on behalf of Oracle Partners, L.P., a Delaware limited partnership (“Oracle Partners”), Oracle Institutional Partners, L.P., a Delaware limited partnership (“Oracle Institutional Partners”), Oracle Associates, LLC, a Delaware limited liability company and the general partner of Oracle Partners and Oracle Institutional Partners (“Oracle Associates”), and Larry N. Feinberg, the managing member of Oracle Associates (each of the foregoing, a “Reporting Person” and collectively, the “Reporting Persons”).  This Amendment relates to the American Depositary Shares (“American Depositary Shares” or “ADSs”) represented by American Depositary Receipts of ordinary shares, par value NIS 0.01 (the “Ordinary Shares”) of Mazor Robotics Ltd., an Israeli company (the “Company”).

The Reporting Persons are filing this Amendment to report a decrease in their beneficial ownership of American Depositary Shares resulting from dispositions of American Depositary Shares to close out previously held short positions that had been established periodically to reduce the Reporting Persons’ exposure to fluctuations in the market price of the ADSs, with a substantial majority of these short positions established in the first quarter of 2014 as a result of the significant increase in the market price of the ADSs during this same period.

All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)            As of October 3, 2014, Oracle Associates, due to its relationship with Oracle Partners and Oracle Institutional Partners, and Mr. Feinberg, due to his respective relationships with the other Reporting Persons, may be deemed to beneficially own 1,894,189 American Depositary Shares, representing 9.05% of the outstanding Ordinary Shares (based on 41,844,177 Ordinary Shares outstanding as of April 2, 2014, as reported by the Company in its Form 20-F filed on April 9, 2014).  As of October 3, 2014, Oracle Partners may be deemed to beneficially own 1,633,246 American Depositary Shares, representing 7.81% of the outstanding Ordinary Shares (based on 41,844,177 Ordinary Shares outstanding as of April 2, 2014, as reported by the Company in its Form 20-F filed on April 9, 2014).  As of October 3, 2014, Oracle Institutional Partners may be deemed to beneficially own 260,943 American Depositary Shares, representing 1.25% of the outstanding Ordinary Shares (based on 41,844,177 Ordinary Shares outstanding as of April 2, 2014, as reported by the Company in its Form 20-F filed on April 9, 2014).  The Reporting Persons may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or a group.

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(b)            Each of the Reporting Persons shares the power to vote or to direct the vote and to dispose or to direct the disposition of the American Depositary Shares it may be deemed to beneficially own as described in Item 5(a) above.

(c)            On October 3, 2014, Oracle Partners and Oracle Institutional Partners delivered 728,717 and 531,375 American Depositary Shares, respectively, to close out previously held short positions that had been established periodically to reduce the Reporting Persons’ exposure to fluctuations in the market price of the ADSs, with a substantial majority of these short positions established in the first quarter of 2014 as a result of the significant increase in the market price of the ADSs during this same period.  On average, the short positions were established at a weighted average price of $22.21 per ADS.  These transactions were effected through the Reporting Persons’ brokers in accordance with their instructions. Otherwise, the Reporting Persons have not effected any transactions in the last sixty days.

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SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2014	ORACLE PARTNERS, L.P. By: ORACLE ASSOCIATES, LLC, its general partner By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member
Dated: October 9, 2014	ORACLE INSTITUTIONAL PARTNERS, L.P. By: ORACLE ASSOCIATES, LLC, its general partner By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member
Dated: October 9, 2014	ORACLE ASSOCIATES, LLC By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member
Dated: October 9, 2014	LARRY N. FEINBERG By: /s/ Larry N. Feinberg